UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
333-283142 CUSIP Number 0002027265

(Check One):	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR

For Fiscal Year Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I—REGISTRANT INFORMATION

MasterBeef Group
Full Name of Registrant

Former Name if Applicable

Unit 1509-10, Tower 1, Ever Gain Plaza 88 Container Port Road
Address of Principal Executive Office (Street and Number)
Kwai Chung, New Territories, Hong Kong
City, State and Zip Code

PART II—RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The registrant has experienced a delay in preparing its Form 20-F for the fiscal year ended December 31, 2025 that has rendered timely filing of the Form 20-F impracticable without unreasonable hardship and expense. As a result, the registrant needs additional time to complete and finalize an accurate and complete Form 20-F for the fiscal year ended December 31, 2025. The registrant anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

(Name)	(Country Code)	(Telephone Number)
LAM, Ka Chun	+852	3953 9388

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects that its total revenue decreased by approximately HK44.9 million, or by 8.9%, to approximately HK459.1 million for the year ended December 31, 2025 from approximately HK504.0 million for the year ended December 31, 2024. As a result of the foregoing and the absence of the one-time gain on sales of subsidiaries of approximately HK$58.7 million that it recorded for the year ended December 31, 2024, the registrant expects to record a net loss of approximately HK$52.5 million for the year ended December 31, 2025 compared to a net profit of approximately HK$32.9 million for the year ended December 31, 2024.

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MasterBeef Group

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2026	By:	/s/ LAM, Ka Chun
LAM, Ka Chun
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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